Accessibility OS, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Accessibility OS, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter Regarding Successor Entity

Nebula Talent Group was incorporated on December 16, 2018, in Pennsylvania. On June 21, 2019, Nebula Talent Group completed a fictitious name filing to do business as Nebula Media Group in Pennsylvania. Nebula Media Group was subsequently incorporated in Missouri on September 22, 2021, and canceled its "doing business as fictitious name" status in Pennsylvania on June 3, 2022. Additionally, Nebula Talent Group was dissolved through the owner's filing of articles of dissolution on July 12, 2022.

Nebula Media Group, of Missouri, is 100% owned by one shareholder, who sold 100% of membership interests to Accessibility OS on August 2, 2022. Accessibility OS (herein) was incorporated in Delaware on August 8, 2022.

On January 3, 2023, CurbCutOS was incorporated in Delaware and Accessibility OS assigned 100% of its membership interest to the Company on February 20, 2023.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 25, 2023
Vincenzo Mongio

Statement of Financial Position

	For the Years Ended,	
	December 31, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,291	-
Total Current Assets	6,291	-
TOTAL ASSETS	6,291	-
LIABILITIES AND EQUITY		
Liabilities		
Note Payable	60,641	-
Total Current Liabilities	60,641	-
TOTAL LIABILITIES	60,641	-
EQUITY	-	
Common Stock	9	-
APIC	10,979	
Accumulated Deficit	(65,339)	-
Total Equity	(54,351)	-
TOTAL LIABILITIES AND EQUITY	6,291	-

Statement of Operations

	For the Years Ended,	
	December 31, 2022	December 31, 2021
Revenue	369,271	-
Cost of Revenue	-	-
Gross Profit	369,271	-
Operating Expenses		
Advertising and Marketing	520	-
General and Administrative	89,048	-
Contractor Labor	333,598	-
Total Operating Expenses	423,166	-
Operating Income (loss)	(53,895)	-
Grant Income	30,268	-
Other	-	-
Total Other Income	30,268	-
Interest Expense	12,843	-
Total Other Expense	12,843	-
Earnings Before Income Taxes	(36,470)	-
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(36,470)	-

Statement of Cash Flows

	For the Years Ended,	
	December 31, 2022	December 31, 2021
OPERATING ACTIVITIES		
Net Income (Loss)	(36,470)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	-	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(36,470)	-
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Note Payable	33,138	-
Proceeds from Issuance of Common Stock	9,623	
Net Cash provided by (used in) Financing Activities	42,761	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	6,291	-
Cash at end of period	6,291	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/21	-	-	-	-	-
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	-	-
Ending Balance 12/31/2021	-	-	-	-	-
Accumulated Deficit from Nebula Media				(28,869)	(28,869)
Issuance of Common Stock	900	9	-	-	9
Additional Paid in Capital	-	-	10,979	-	10,979
Net Income (Loss)	-		-	(36,470)	(36,470)
Ending Balance 12/31/2022	900	9	10,979	(65,339)	(54,351)

Accessibility OS, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Accessibility OS, Inc ("the Company") was formed in Delaware on August 8, 2022. The Company is a successor entity to Nebula Media Group, LLC and a predecessor entity to CurbCutOS, Inc. The Company earned revenues by providing turnkey digital accessibility services to a wide variety of industries. The Company's headquarters was in St. Louis, Missouri, but its customers were located throughout the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognized revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generated revenues by providing turnkey digital accessibility services to a wide variety of industries and its primary performance obligation was the delivery of a finished digital accessibility product. Revenues were earned in accordance with the percentage of the project completed. Additionally, the Company provided ongoing maintenance services, which were billed via a subscription model on a monthly or quarterly basis. Revenues were earned over the life of the subscription. The company had no deferred revenues as of December 31, 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services were generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consisted of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company followed ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company complied with all relevant laws and regulations. The Company did not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into two loan agreements for the purposes of funding operations.

One loan's initial principal balance total $48,100 and carries a repayment rate of 44.20% for a total repayment amount of $54,737. The final repayment date is March 29, 2024. The loan has a minimum repayment amount of $6,082 every 60 days, which is withheld by the lender before funds are distributed to the Company. As of December 31, 2022, the loan balance is $41,520.

The second loan is a line of credit with an interest rate of 8% and minimum payments repaid weekly over 52 weeks. As of December 31, 2022, the loan balance is $19,121.

NOTE 6 – EQUITY

The Company authorized 900 shares of Series A common stock and 100 shares of Series B common stock, both with par values of $0.01 per share. 900 shares of Series A common stock were issued and outstanding as of December 31, 2022.

Voting: Common stockholders were entitled to one vote per share, so long as minimum held shares and active employment requirements were met.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 25, 2023, the date these financial statements were available to be issued.

The Company assigned 100% of its membership interest to CurbCutOS on February 20, 2023 and began operating as CubCurtOS to the general public.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since its inception. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.